Exhibit 99.1

Pembina Pipeline Corporation and Petrochemical Industries Co. of Kuwait Establish Joint Venture and Proceed with Front End Engineering Design for Proposed 1.2 Billion Pound Per Year Integrated Polypropylene Facility

CALGARY, May 15, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it, along with Petrochemical Industries Company K.S.C. ("PIC") of Kuwait, has reached key milestones for the previously announced proposed integrated propylene and polypropylene production facility in Sturgeon County, Alberta ("PDH/PP Facility" or the "Project"). Pembina and PIC have executed 50/50 joint venture agreements (the "Joint Venture") that includes binding commercial terms in support of the Project and have formed a new entity, Canada Kuwait Petrochemical Corporation ("CKPC"). Additionally, Pembina is pleased to announce that CKPC will proceed with activities for front end engineering design ("FEED") for the Project.

"The encouraging results of the recently completed feasibility study, the previously announced award of $300 million in royalty credits from the Alberta Government's Petrochemicals Diversification Program, and a Joint Venture with our world class partner, PIC, gives Pembina the confidence to further advance the Project," said Stuart Taylor, Pembina's Senior Vice President, NGL & Natural Gas Facilities. "This Project represents a material extension of our natural gas liquids value chain strategy and creates a significant incremental local market for western Canadian hydrocarbons."

"PIC is looking forward to progressing the development of this Project into FEED stage. Establishing a Joint Venture with Pembina and investing in a large-scale value-addition project will contribute to PIC's continued pursuit of sustainable and globally-diversified petrochemical growth," said Mrs. Hosnia Hashim, PIC's Deputy Chief Executive Officer, Olefins and Aromatics. "This Joint Venture between PIC and Pembina will be positioned to flourish in a competitive market with access to secure and advantaged feedstock. PIC welcomes the support of the local governments in this initiative and is looking forward to potentially expanding its asset base within Alberta."

"It's encouraging to see another milestone along the way on a project that will help diversify the type of energy products we produce here in Alberta," said Margaret McCuaig-Boyd, Alberta's Minister of Energy. "Our government is committed to creating good jobs in the industry through investments in world-class petrochemical facilities like this one."

The decision to proceed with FEED, execution of definitive Joint Venture agreements and the establishment of CKPC represent major milestones for Pembina and PIC. Deliverables of FEED include a refined capital cost estimate, a project execution plan, regulatory applications, an updated construction schedule and projected in-service date, among numerous other items. The anticipated cost of FEED is expected to represent approximately 2.0 percent to 2.5 percent of the Project's current cost estimate. FEED activities are expected to be completed by late 2018, followed by a final investment decision ("FID") from each partner.

The proposed PDH/PP Facility is expected to consume 22,000 barrels per day of Alberta-produced propane, which is expected to be sourced from Pembina's Redwater Fractionation Complex ("RFS"), as well as other regional facilities. The Project is anticipated to produce in excess of 1.2 billion pounds per year of polypropylene which would be transported to North American and global markets. Subject to required approvals and a positive FID, the Joint Venture expects to construct the PDH/PP Facility in close proximity to RFS in Sturgeon County, part of Alberta's Industrial Heartland. The preliminary capital cost estimate of the Project is $3.8 - $4.2 billion (gross).

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

About PIC

Petrochemical Industries Company K.S.C ("PIC") founded in 1963 is a subsidiary of Kuwait Petroleum Corporation ("KPC"). Today, PIC is a regional petrochemical industry leader. In addition to manufacturing and marketing fertilizers, olefins and aromatics in Kuwait, PIC participates in multiple joint ventures that also produce and market petrochemical products both locally and internationally. PIC has been operating in Alberta since 2004 through various investments including those in the petrochemical industry.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "could", "plans", "anticipates", "schedule", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the anticipated timing of the feasibility study, the final investment decision and the potential in-service date of the project, the expected economic benefits and anticipated production of polypropylene, the expected capacity and supply from the facility, and markets for polypropylene, expected capital expenditures for the Project, the method of transportation of polypropylene, demand for propane and the benefits therefrom, Pembina's corporate strategy; planning, capital expenditure estimates, expected business partners, growth opportunities and benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, that favourable growth parameters continue to exist in respect of current and future growth projects, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required corporate, regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the results of the feasibility study, the regulatory environment and the ability to obtain required regulatory, corporate, environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

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For further information: Investor Inquires: Hayley Mckenzie / Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Victoria Person, (403) 231-3148, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:30e 15-MAY-17